News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

7am (BST)
24 April 2013

Appointment of Senior Independent Director and Remuneration Committee Chairman

Reed Elsevier today announced changes to its Senior Independent Director and Remuneration Committee Chairman.

Lisa Hook has been appointed Senior Independent Director with immediate effect. Ms Hook has been a member of the Supervisory Board of Reed Elsevier NV and a Non-Executive Director of Reed Elsevier PLC since 2006. She is a member of the Remuneration Committee, Nominations Committee and Corporate Governance Committee.

Dr Wolfhart Hauser will be appointed Chairman of the Remuneration Committee following the conclusion of the Annual General Meeting of Reed Elsevier PLC to be held on 25 April 2013, subject to his election as a Director at that meeting and at the Annual General Meeting of Reed Elsevier NV to be held today.

-ENDS-

Enquiries

Paul Abrahams (Media) Tel: +44 20 7166 5724	Colin Tennant (Investors) Tel: +44 20 7166 5751

Notes to editors

About Reed Elsevier Group plc
Reed Elsevier Group plc is a world leading provider of professional information solutions. The group employs approximately 30,000 people of whom half are in North America. Reed Elsevier Group PLC is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV; the combined market capitalisation of the two parent companies is approximately £17bn/€19bn. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.